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                             July 11, 2022

       Zheng Yuan
       Chief Financial Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-265184

       Dear Ms. Yuan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 21,
2022

       Cover Page

   1. We note your response to comment 1. Please revise here as you do on page 24 to disclose that a majority of your
officers and directors have significant ties to China/HK.
                                                        Additionally, please
revise the reference on your cover page to the Accelerating Holding
                                                        Foreign Companies
Accountable Act to state that, if enacted, it would decrease the number of
non-inspection years    from three years to two years, and thus, would reduce
                                                        the time before your
securities may be prohibited from trading or delisted.
   2. We note that a majority of your directors and officers have significant ties to China/HK.
                                                        As requested in comment
1 of our June 2, 2022 letter, please revise the Cover Page to disclose legal and
operational risks associated with a majority of your directors and
 Zheng Yuan
Embrace Change Acquisition Corp.
July 11, 2022
Page 2
      officers having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale.
Summary, page 1

3. We note your revised disclosure in response to comment 5 of our June 2, 2022 letter.
      Please revise the discussion of consequences to you and investors to also address the possibility that your officers and directors inadvertently conclude that permissions or approvals are not required. Additionally, we note your revised disclosure on page 6 and page 24 that none of your officers and directors is a citizen of or based in mainland
      China. However, we note you state elsewhere that "certain" officers and directors have
      significant ties to "or are based in the People   s Republic of China."
Please revise here and
      throughout to consistently clarify the extent to which directors and officers are located in or have significant ties to China/HK. For example, state, if true, that a majority of your directors and officers have significant ties with China/HK but that none are located in
      China/HK.
Risk Factors, page 24

4. We note your response to comment 2 and the reference on page 33 to other disclosure regarding liquidity risks in the event you are unable to consummate a business combination. Please revise the discussion of such risks to address the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Shih-Kuei Chen at 202-551-7664 or James Lopez at 202-551-3536 with any questions.



                                                            Sincerely,
FirstName LastNameZheng Yuan
                                                            Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                            Office of Real
Estate & Construction
July 11, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName